SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2004

Commission file number for securities registered

pursuant to Section 12(b) of the Act: 0-32245

Commission file number for securities registered

pursuant to Section 12(g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A. DE C.V.

(Exact name of registrant as specified in its charter)

America Mobile

(Translation of Registrant’s name into English)

Lago Alberto 366, Colonia Anáhuac, 11320 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes                      No      X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Recent Developments

América Móvil’s Consolidated Results for the First Quarter of 2004

The unaudited condensed consolidated financial information presented in this document is stated in constant pesos with purchasing power as of March 31, 2004. As a result of Mexican inflation during the first three months of 2004, the purchasing power of one peso as of December 31, 2003 is equivalent to the purchasing power of 1.0156 pesos as of March 31, 2004. Accordingly, the unaudited condensed consolidated financial information presented in this document is not directly comparable to the audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2003 (the “2003 20-F”), because they are stated in constant pesos as of different dates. The audited consolidated financial information presented in the 2003 20-F is presented in constant pesos as of December 31, 2003.

In the first quarter of 2004, América Móvil, S.A. de C.V. consolidated its position as the leading wireless operator in Latin America. We added 2.9 million subscribers, including 1.13 million in Mexico, 436 thousand in Brazil and 969 thousand in our other Latin American operations. In addition, our U.S. operations gained 395 thousand subscribers during the quarter. As of March 31, 2004, América Móvil’s wireless subscribers totaled 46.7 million and our fixed lines 1.7 million, for a combined figure of 48.3 million lines.

During the first quarter of 2004, América Móvil’s revenues increased by 4.0% as compared to the fourth quarter of 2004 and by 55.8% as compared to the same period in 2003, to Ps. 27,917 million. Service revenues were up 7.6% as compared to the fourth quarter of 2004 and 48.3% as compared to the same period in 2003, to Ps. 23,700 million, reflecting principally subscriber growth and increase of traffic per subscriber, as well as acquisitions. During the first quarter of 2004, our financial statements include a number of companies as consolidated subsidiaries that were not consolidated during the first quarter of 2003, including BSE S.A., Compañía de Telecomunicaciones de El Salvador (“CTE”), CTI Holdings, S.A. (“CTI”) and BCP S.A. (“BCP”). We acquired these companies after the end of the first quarter of 2003.

During the first quarter of 2004, operating income increased by 36.4% as compared to the same period in 2003, to Ps. 5,277 million. As a percentage of our total revenues, operating income during the first quarter of 2004 decreased to 18.9% as compared to 21.6% during the first quarter of 2003. This reflects a number of factors, including an increase in subscriber acquisition costs resulting from very rapid subscriber growth across our various geographic segments, certain non-recurring expenses in Brazil and greater depreciation and amortization charges resulting from the consolidation of CTI, CTE and BCP late in 2003 and our strong capital expenditures program. Non-recurring costs and expenses in Brazil relate to the start-up of operations in two regions of Brazil, the rollout of GSM services and the incorporation of BCP. We began to incur these costs and expenses during the fourth quarter of 2003, and these costs and expenses are expected to decline gradually during 2004.

We recorded comprehensive financing income of Ps. 364 million during the three-month period ended March 31, 2004, as compared to Ps. 319 million during the same period in 2003. During the first quarter of 2004, foreign exchange gains and gains attributable to the effects of inflation on monetary assets and liabilities more than offset net interest expense and other financial expenses.

We had majority net income of Ps. 4,214 million during the first quarter of 2004, a 35.5% increase as compared to the Ps. 3,111 million reported during the first quarter of 2003. Basic majority net income per share was Ps. 0.33 during the first quarter of 2004, as compared to Ps. 0.24 during the first quarter of 2003.

As compared to December 31, 2003, our total debt as of March 31, 2004 increased only by 2.6% to Ps. 51,385 million and our cash and cash equivalents as of March 31, 2004 increased by 33.2% to Ps. 12,559 million. We achieved these results notwithstanding that during the first quarter of 2004 we spent approximately Ps. 2,863 million for the repurchase of our shares and U.S.$49 million to purchase a 49% interest in ENITEL. On March 9, 2004, we issued U.S.$500 million of 4.125% Senior Notes due 2009 and U.S.$800 million of 5.500% Senior Notes due 2014. The senior notes are guaranteed by Telcel.

The tables below summarize our consolidated results as of and for the three-month period ended March 31, 2004:

America Movil’s Income Statement (in accordance with Mexican GAAP)

Millions of constant pesos as of March 31, 2004.

	For the three months ended,
	March 31, 2004		March 31, 2003		% Change
Service Revenues	Ps.	23,700	Ps.	15,984	48.3%
Equipment Revenues		4,217		1,939	117.5%

Total Revenues		27,917		17,923	55.8%

Cost of Service		5,852		4,093	43.0%
Cost of Equipment		6,882		3,646	88.7%
Selling, General & Administrative Expenses		5,373		3,443	56.1%
Depreciation & Amortization		4,533		2,871	57.9%

Operating Costs and Expenses		22,640		14,053	61.1%

Operating Income		5,277		3,870	36.4%

Comprehensive Financing (Income) Costs:
Net Interest Expense		485		168	188.7%
Other Financial Expenses		239		175	36.6%
Foreign Exchange (Gains) Loss		(106)		429	n.m. *
Monetary (Gains)		(982)		(1,091)	(10.0)%

		(364)		(319)	(14.1)%

Other Loss, net		75		101	(25.7)%
Income & Deferred Taxes		1,253		952	31.6%

Net Income before Minority Interest and Equity in Net Results of Affiliates		4,313		3,136	37.5%

Equity in Net Results of Affiliates		(22)		(19)	(15.8)%
Minority Interest		(77)		(6)	n.m. *

Net Income	Ps.	4,214	Ps.	3,111	35.5%

*	n.m. = not meaningful

America	Movil’s Balance Sheet (in accordance with Mexican GAAP)

Millions of constant pesos as of March 31, 2004.

	March 31, 2004		December 31, 2003		% Change	March 31, 2003		% Change
Current Assets
Cash & Securities	Ps.	15,401	Ps.	10,239	50.4%	Ps.	9,221	67.0%
Accounts Receivable		11,463		11,593	(1.1)%		6,456	77.6%
Other Current Assets		3,211		2,871	11.8%		1,909	68.3%
Inventories		4,913		5,311	(7.5)%		2,698	82.1%

		34,988		30,014	16.6%		20,284	72.5%

Long-Term Assets

Plant, Property & Equipment		73,497		72,272	1.7%		65,528	12.2%
Investments in Affiliates		1,296		2,588	(49.9)%		3,430	(62.2)%

Deferred Assets

Goodwill, net		8,606		8,154	5.6%		6,089	41.3%
Trademarks & Licenses, net		33,782		34,218	(1.3)%		25,978	30.0%
Deferred Assets		4,931		5,072	(2.8)%		0	n.m. **

Total Assets	Ps.	157,100	Ps.	152,318	3.1%	Ps.	121,309	29.5%

	March 31, 2004		December 31, 2003		% Change	March 31, 2003		% Change
Current Liabilities
Short Term Debt*	Ps.	10,020	Ps.	12,297	(18.5)%	Ps.	7,616	31.6%
Accounts Payable		20,691		20,256	2.1%		9,955	107.8%
Other Current Liabilities		8,180		7,851	4.2%		4,708	73.8%

		38,891		40,404	(3.7)%		22,279	74.6%

Long-Term Liabilities
Long Term Debt		41,365		37,785	9.5%		38,665	7.0%
Other Long-Term Liabilities		3,780		3,837	(1.5)%		2,217	70.5%

		45,145		41,622	8.5%		40,882	10.4%

Stockholder’s Equity		73,064		70,292	3.9%		58,148	25.7%

Total Liabilities and Stockholder’s Equity	Ps.	157,100	Ps.	152,318	3.1%	Ps.	121,309	29.5%

*	Includes current portion of Long Term Debt
**	n.m. = not meaningful

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has du1y caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMÉRICA MÓVIL, S.A. DE C.V.

By:	/s/ Alejandro Cantú Jiménez
Alejandro Cantú Jiménez
General Counsel

Date: July 23, 2004